Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS.

     The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included as Exhibit 99.1 to the Report of Foreign Private Issuer on Form 6-K to which this Operating and Financial Review and Prospects is attached, or the Form 6-K. The discussion below contains forward-looking statements (within the meaning of the United States federal securities laws) that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in “Forward-looking Statements and Factors that May Affect Future Results of Operations”, below, as well “Risk Factors” in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2013.

Overview of Business and Trend Information

     We are a leading global provider of additive manufacturing, or AM, solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts. Our solutions are sold under eight brands, with products ranging from entry-level desktop 3D printers to systems for rapid prototyping, or RP, and large production systems for direct digital manufacturing, or DDM, and related service offerings. We also develop, manufacture and sell materials for use with our systems. We believe that the range of more than 130 3D printing consumable materials that we offer is the widest in the industry. Our service offerings include professional services as well as paid parts. We conduct our business globally, and our main operational facilities are located in the United States, Israel, Germany, Hong Kong, Japan and Brazil. We have more than 1,900 employees and hold more than 550 granted or pending additive manufacturing patents globally.

     We are the result of a 2012 merger of two leading additive manufacturing companies, Stratasys, Inc. and Objet Ltd., which we refer to as the Stratasys-Objet merger. Pursuant to the Stratasys-Objet merger, which closed on December 1, 2012, Stratasys, Inc. became an indirect, wholly-owned subsidiary of Objet Ltd., and Objet Ltd. changed its name to Stratasys Ltd.

     On August 15, 2013, we completed the acquisition of privately-held Cooperation Technology Corporation, which was the direct parent company of MakerBot Industries, LLC, or MakerBot, a leader in desktop 3D printing, and which owned and operated Thingiverse.com, a website dedicated to the sharing of user-created digital files. The aggregate purchase price was $493.7 million and the consideration that we paid consisted primarily of ordinary shares that we issued. For additional details regarding the financial terms of this transaction, see Item 18 of our Annual Report on Form 20-F for the year ended December 31, 2013.

     We believe that desktop 3D printers are becoming a mainstream tool across many market segments. Desktop 3D printer usage has shown rapid growth, with the introduction and adoption of affordable entry-level 3D printers and increased availability of content. These entry-level desktop printers are driving substantially increased market adoption. We expect that the adoption of 3D printing will continue to increase over the next several years, both in terms of RP applications, on the one hand, and DDM applications, on the other hand. We believe that the expansion of the market will be spurred by increased proliferation of 3D content and 3D authoring tools (3D CAD and other simplified 3D authoring tools). We also believe that increased market adoption of 3D printing will be facilitated by continued improvements in 3D printing technology and greater affordability of entry-level systems.

     We believe that the proliferation of 3D content, advancements in additive manufacturing technology platforms and the introduction of improved materials will continue to drive market growth. Accordingly, we will continue to invest in our R&D efforts, which focus on enhancing our 3D printing technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, thereby broadening user applications. We also intend to invest in the identification of new DDM applications for which our proprietary printing technologies and materials are appropriate and to encourage existing and potential customers to identify new applications in part by increasing awareness of the features of our technology and product offerings.

     With the introduction of entry-level systems, we have seen unit volume increase faster than revenues growth, and we expect that trend to continue in the near future. As we have developed appropriate sales channels, unit sales of our more affordable systems have accelerated, resulting in lower overall margins on the sale of our systems. We will also address the continuing increased demand in the market for higher-end systems, through which we believe we will increase our installed base and sales of related consumables, and consequently our overall revenues and profits. However, there can be no assurance that we will be able to increase our revenues sufficiently to maintain or increase our current profitability.

     In April 2014, we announced the signing of a definitive agreement to acquire Solid Concepts Inc. (“Solid Concepts”), an independent additive manufacturing service bureau. Under the terms of the definitive agreement with Solid Concepts, we will acquire 100% of Solid Concepts’ outstanding shares for total consideration of up to $217 million, including a payment on closing of $157 million (or, if settled in cash, part on closing and part six months after closing) and deferred payments of $60 million. Solid Concepts’ employees will also qualify for retention-related and other payments of up to $78 million. Subject to certain requirements for cash payments we retain discretion to settle any of the amounts payable under the definitive agreement and the retention plan in our shares, cash or any combination of the two.

     In April 2014, we also announced the signing of a definitive agreement to acquire Harvest Technologies Inc (“Harvest”), a specialty additive manufacturing service bureau. Under the terms of the definitive agreement with Harvest, we will acquire 100% of Harvest’s outstanding shares for cash, our shares or a combination thereof at our discretion. Harvest’s employees will also qualify for certain retention-related payments.

     We believe that these two transactions will enable us to expand our existing digital manufacturing service business, create a leading strategic platform to meet a broad range of customers' additive manufacturing needs, provide us opportunities to leverage significant manufacturing services capabilities and create opportunity for cross-selling synergies.

     In April, 2014, we entered into a definitive agreement to acquire and completed the acquisition of certain assets of Interfacial Solutions LLC (“Interfacial Solutions”), a privately held provider of thermoplastics research and development and production services. We believe that this transaction will support our objectives of strengthening our materials research and development skills and enables us to become vertically integrated in material development and manufacturing as well as increases materials production space and capacity.

     We may make other investments in strategic acquisitions, property and equipment, process improvements, information technology, or IT, and human resource activities that will be required for future growth. Our expense levels are based in part on our expectations of future sales, and we will make adjustments that we consider appropriate. While we have adjusted, and will continue to adjust, our expense levels based on both actual and anticipated sales, fluctuations in sales in a particular period could adversely impact our operating results.

Summary of Financial Results

     Our unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United State of America, or GAAP. In the opinion of our management, all adjustments considered necessary for a fair statement of the unaudited interim consolidated financial statements have been included herein and are of a normal recurring nature. The following discussion compares the actual results (on a GAAP basis) for the three months ended March 31, 2014 with the corresponding period in 2013.

     Our net sales in the three months ended March 31, 2014 were $150.9 million as compared to net sales of $97.2 million in the three months ended March 31, 2013, representing an increase of 55.3%. The increase was mainly a result of strong business performance in our growing market and the inclusion of MakerBot net sales.

     For the three months ended March 31, 2014, we recorded net income attributable to Stratasys Ltd. of $4.1 million, or $0.08 per diluted share, as compared to net loss of $15.5 million or $0.40 per diluted share, for the three months ended March 31, 2013. Net income during the three months ended March 31, 2014 was mainly a result of higher revenues, higher gross margin, lower amortization and other purchase accounting related expenses and a gain due to revaluation of earn out obligations in connection with the MakerBot transaction.

     As of March 31, 2014, our cash, cash equivalents and short-term bank deposits were approximately $607.5 million, down from $614.5 million at December 31, 2013. We generated cash from operations of approximately $4.9 million during the three months ended March 31, 2014 and we used cash of $10.9 million for the acquisition of property and equipment. In addition, we paid $2.2 million in connection with acquisition of non-controlling interest.

Results of Operations

     The following table sets forth certain statement of operations data for the periods indicated:

	Three Months Ended March 31,
	2014		2013
	U.S.$ in	% of	U.S.$ in	% of
	thousands	Net sales	thousands	Net sales
Net sales	$150,941	100.0%	$97,207	100.0%
Cost of sales	73,213	48.5%	59,833	61.6%
Gross profit	77,728	51.5%	37,374	38.4%
Research and development	16,771	11.1%	10,789	11.1%
Selling, general and administrative	67,617	44.8%	43,325	44.6%
Change in fair value of earn-out obligations	(7,495)	-5.0%	-	0.0%
Operating income (loss)	835	0.6%	(16,740)	-17.2%
Other income (expense)	(1,336)	-0.9%	514	0.5%
Loss before income taxes	(501)	-0.3%	(16,226)	-16.7%
Income taxes	(4,588)	-3.0%	(743)	-0.8%
Net income (loss) attributable to Stratasys Ltd.	4,087	2.7%	(15,536)	-16.0%

Discussion of Results of Operations

Net Sales

     Net sales of our products and services, as well as the percentage change, were as follows:

	Three Months Ended March 31,
	2014	2013	% Change
	U.S.$ in thousands
Products	$129,252	$81,810	58.0%
Services	21,689	15,397	40.9%
	$150,941	$97,207	55.3%

Product Revenues

     Revenues derived from products (including AM systems, consumable materials and other products) increased by $47.4 million for the three months ended March 31, 2014, or 58.0%, as compared to the three months ended March 31, 2013.

     The number of systems shipped increased to 8,802 units as compared to 1,168 units shipped in the three months ended March 31, 2013. The increase in both revenues and number of units shipped primarily reflects sales growth across all product lines as well as the inclusion of MakerBot revenues and unit sales which were not reflected in the three months ended March 31, 2013. This growth has been driven in part by the continued adoption of our Connex systems for complex prototyping using a wide range of materials with diverse mechanical and physical properties.

     Consumables revenues for the three months ended March 31, 2014 increased by 36.0% as compared to consumables revenues for the three months ended March 31, 2013. The increase was driven by acceleration in customer usage and our growing installed base of systems. The strong Production series and high-end Design series system sales in prior periods contributed to strong consumables sales growth given their relatively higher consumable utilization rates. We believe that our growing installed base, and in particular the Production series and high-end Design series systems installed base, are positive indicators of consumables revenues growth in future periods.

Service Revenues

     Service revenues (including RedEye paid parts, maintenance and other services) increased by $6.3 million for the three months ended March 31, 2014, or 40.9%, as compared to the three months ended March 31, 2013. The increase in services revenues was attributable to increased revenues from maintenance contracts and service parts, reflecting our growing base of installed systems.

Revenues by Region

     Net sales and the percentage of net sales by region, as well as the percentage change, were as follows:

	Three Months Ended March 31,
	2014		2013		% Change
	U.S.$ in	% of	U.S.$ in	% of
	thousands	Net sales	thousands	Net sales
North America	74,663	49.5%	$48,850	50.3%	52.8%
EMEA	41,215	27.3%	27,373	28.2%	50.6%
Asia Pacific	33,420	22.1%	19,719	20.3%	69.5%
Other	1,643	1.1%	1,265	1.2%	29.9%
	$150,941	100.0%	$97,207	100.0%	55.3%

     Revenues in all regions increased for the three months ended March 31, 2014 as compared to the three months ended March 31, 2013, due to strong demand to our products, as well as the inclusion of MakerBot revenues. MakerBot revenues were generated primarily in North America.

Gross Profit

     Gross profit for our products and services, as well as the percentage change, were as follows:

	Three Months Ended March 31,
	2014	2013	% Change
Gross profit attributable to:	U.S.$ in thousands
Products	$68,230	$32,767	108.2%
Services	9,498	4,607	106.2%
	$77,728	$37,374	108.0%

     Gross profit as a percentage of net sales for our products and services, as well as the percentage change, were as follows:

	Three Months Ended March 31,
Gross profit as a percentage of revenues from:	2014	2013	% Change
Products	52.8%	40.1%	31.8%
Services	43.8%	29.9%	46.4%
Total gross profit	51.5%	38.4%	33.9%

     Gross profit attributable to products sales increased by $35.5 million, or 108.2%, to $68.2 million for the three months ended March 31, 2014 as compared to $32.8 million for the three months ended March 31, 2013. Gross profit from services increased by $4.9 million, or 106.2%, to $9.5 million for the three months ended March 31, 2014 as compared with $4.6 million for the three months ended March 31, 2013.

     The increase is mostly a result of an increase in revenues across all product lines, the inclusion of MakerBot results for the three months ended March 31, 2014, and lower amortization and other expenses related to the Stratasys-Objet merger and the MakerBot transaction in a total amount of $13.2 million for the three months ended March 31, 2014 compared to $18.9 million for the three months ended March 31, 2013.

     Gross profit as a percentage of revenue increased to 51.5% for the three months ended March 31, 2014 compared to 38.4% in three months ended March 31, 2013, mainly due to the product mix sales that favored our higher-margin Production series and high-end Design series systems and strong growth in our high-margin consumables sales, as well as the lower amortization and other merger related expenses.

Operating Expenses

     The amount of each type of operating expense, as well as the percentage change and total operating expenses as a percentage of our total net sales, were as follows:

	Three Months Ended March 31,
	2014	2013	% Change
	U.S.$ in thousands
Research and development, net	$16,771	$10,789	55.4%
Selling, general & administrative	67,617	43,325	56.1%
Change in fair value of earn-out obligations	(7,495)	-	N/A
	$76,893	$54,114	42.1%
Percentage of net sales	50.9%	55.7%

     Research and development expenses, net for the three months ended March 31, 2014 increased as compared to the three months ended March 31, 2013. The increase was primarily due to the inclusion of MakerBot and an increase in headcount to support new initiatives. The headcount increase reflects our intention to continue to invest in research and development efforts, focusing on enhancing our AM technologies and developing consumables that offer an even broader array of physical, mechanical and aesthetic properties, aimed at broadening user applications.

     Research and development expense, net for three months ended March 31, 2014 as a percentage of sales was 11.1%, similar to the three months ended March 31, 2013.

     Selling, general and administrative expenses for the three months ended March 31, 2014 amounted to $67.6 million, compared to $43.3 million for the three months ended March 31, 2013.

     The increase primarily reflects the inclusion of MakerBot’s selling, general and administrative expenses as well as changes in few of our products distribution strategy involving independent sales agents, which resulted in increased sales commissions, expenses for strategic and marketing initiatives and an increase in the Company’s headcount to support our growth. In addition, we recorded an expense of $1.8 million for the MakerBot performance bonus plan under selling, general and administrative expenses. Selling, general and administrative expenses for the three months ended March 31, 2014 as percentage of net sales was approximately 45%, similar to the three months ended March 31, 2013.

During the three months ended March 31, 2014 we recorded a gain of $7.5 million due to the revaluation of earn out obligations in connection with the MakerBot transaction.

Operating Income (Loss)

     Operating income (loss) and operating income (loss) as a percentage of our total net sales, as well as the percentage change in operating income (loss), were as follows:

	Three Months Ended March 31,
	2014	2013	% Change
	U.S.$ in thousands
Operating income (loss)	$835	$(16,740)	n/a
Percentage of net sales	0.6%	-17.2%

     Operating income for the three months ended March 31, 2014 amounted to $0.8 million compared to an operating loss of $16.7 million for the three months ended March 31, 2013. The increase in operating income was primarily due to higher net sales and gross profit (due to factors that were previously discussed), lower amortization expense and a gain that was recorded due to revaluation of earn out obligations in connection with the MakerBot transaction. The increase was partially offset by the higher selling, general and administrative and research and development expense, which were mainly driven by the inclusion of MakerBot results.

Income Taxes

     Income taxes and income taxes as a percentage of net income (loss) before taxes, as well as the percentage change, were as follows:

	Three Months Ended March 31,
	2014	2013	% Change
	U.S.$ in thousands
Income taxes	$(4,588)	$(743)	517.5%
As a percent of income
(loss) before income taxes	915.8%	4.6%

     Our effective tax rate for the three months ended March 31, 2014 and 2013 was 915.8% and 4.6%, respectively, on the loss before income taxes in those periods. Our effective tax rate has varied significantly since the December 1, 2012 Stratasys-Objet merger due to the lower tax rate in Israel, changes in mix of income (loss) between the U.S. and Israel, and the impact of the tax benefit as a result of the realization of the deferred tax liability associated with the amortization of the intangible assets. The income of $7.5 million attributable to the change in fair value of our earn-out obligations in the three months ended March 31, 2014 is non-taxable, and therefore had a significant impact on the effective tax rate.

Net Income (Loss) and Net Income (Loss) Per Share Attributable to Stratasys Ltd.

     Net income (loss) and net income (loss) as a percentage of our total net sales, as well as the percentage change, were as follows:

	Three Months Ended March 31,
	2014	2013	% Change
	U.S.$ in thousands
Net income (loss) attributable to Stratasys Ltd.	$4,087	$(15,536)	n/a
Percentage of net sales	2.7%	-16%

     This increase of net income attributable to Stratasys Ltd was due to the factors previously discussed, primarily the increase in operating income in the three months ended March 31, 2014, as compared to an operating loss in the three months ended March 31, 2013.

     The weighted average fully diluted share count for the three months ended March 31, 2014 was 51,240 thousands, compared to 38,494 thousand for the three months ended March 31, 2013. The increase is primarily due to the public offering of shares and the issuance of shares in connection with the MakerBot transaction during the third quarter of 2013.

     Diluted earnings per share was $0.08 for the three months ended March 31, 2014, compared to diluted loss per share of $0.40 for the three months ended March 31, 2013.

Supplemental Operating Results on a Non-GAAP Basis

     The following non-GAAP data, which exclude the categories of expenses described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after the Stratasys-Objet merger ,the MakerBot transaction and other acquisition related expense, and (y) excluding non-cash charges for share-based compensation and amortization of intangible assets, which do not reflect actual cash outlays that impact our liquidity or our financial condition, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all events during a period, such as the effects of merger-related, non-cash compensation and other charges, and may not provide a comparable view of our performance to other companies in our industry. The presentation of these non-GAAP measures is not meant to be considered in isolation or as an alternative to any measure of financial performance calculated in accordance with GAAP.

Reconciliation of GAAP to Non-GAAP Results of Operations

		Three Months Ended March 31,
			Non-GAAP	2014		Non-GAAP	2013
		2014	Adjustments	Non-GAAP	2013	Adjustments	Non-GAAP
		In thousands
	Gross profit (1)	$77,728	$14,396	$92,124	$37,374	$20,535	$57,909
	Operating income (loss) (1,2)	835	21,919	22,754	(16,740)	37,042	20,302
	Net income (loss) attributable to
	Stratasys Ltd. (1,2,3)	4,087	16,511	20,598	(15,536)	33,116	17,580

(1)	Acquired intangible assets amortization
	expense		13,225			18,762
	Deferred revenue purchase price
	adjustments		235			1,015
	Non-cash stock-based compensation
	expense		912			634
	Merger and acquisition related expense		24			124
			14,396			20,535

(2)	Acquired intangible assets amortization
	expense		5,364			5,461
	Non-cash stock-based compensation
	expense		5,824			4,857
	Change in earn-out obligation fair value
	and performance bonus expense		(5,149)			-
	Merger and acquisition related expense		1,484			6,189
			7,523			16,507
			21,919			37,042

(3)	Tax expense related to adjustments		(5,408)			(3,886)
	Depreciation and amortization expense
	attributable to non-controlling interest		-			(40)
			$16,511			$33,116

Liquidity and Capital Resources

     A summary of our statement of cash flows is as follows:

	Three Months Ended March 31,
	2014	2013
	In thousands
Net income (loss)	$4,087	$(15,483)
Depreciation and amortization	23,367	29,328
Deferred income taxes	(5,871)	(3,875)
Stock-based compensation	6,736	5,490
Excess tax benefit from stock options	(238)	(986)
Change in earn-out obligation	(7,495)	-
Other non-cash items	22	(79)
Change in working capital and other	(15,749)	(26,647)
Net cash provided by (used in) operating and other activities	4,860	(12,252)
Net cash from used in investing activities	(10,903)	(60,593)
Net cash (used in) provided by financing activities	(893)	4,593
Effect of exchange rate changes on cash and cash equivalents	16	(69)
Net change in cash and cash equivalents	(6,920)	(68,321)
Cash and cash equivalents, beginning of period	414,088	133,826
Cash and cash equivalents, end of period	$407,168	$65,505

     Our cash and cash equivalents balance decreased to $407.2 million at March 31, 2014 from $414.1 million at December 31, 2013. The decrease was primarily due to cash used in investing activities in an amount of $10.9 million, offset by cash provided by operating activity of $4.9 million.

Cash flows from operating activities

     We generated cash from operating activities of $4.9 million during the three months ended March 31, 2014. The net income of $4.1 million was favorably adjusted due to non-cash charges in depreciation and amortization and stock-based compensation expense offset by the change in the fair value of earn-out obligations. Non-cash charges that unfavorably affected cash from operating activities were mainly the changes in the deferred income taxes of $5.9 million and the changes in working capital of $15.7 million. The increase in the working capital consisted mainly of an increase in inventories of $13.2 million and accounts receivable of $10.4 million, offset by an increase in accounts payables and other current liabilities of $10.1 million. The change in working capital is mainly due to strong order flow and anticipation of strong order flow.

     During the three months ended March 31, 2013 we used $12.3 million of cash in operating activities. The net loss of $15.5 million was favorably adjusted due to non-cash charges of $29.3 million in depreciation and amortization and a stock-based compensation expense of $5.5 million. Non-cash charges that unfavorably affected cash from operating activities were a $3.9 million deferred tax benefit and a $1.0 million excess tax benefit from stock option exercises. Changes in working capital using cash from operations included primarily a $9.7 million increase in accounts receivable due to strong order flow and a decrease in accounts payable and other current liabilities primarily driven by an overall increase in operating expenses and timing of payments for merger-related expenses resulted in cash used in operating activities of $13.8 million.

Cash flows from investing activities

     Our investing activities used cash of $10.9 million and $60.6 million in the three months ended March 31, 2014 and 2013, respectively.

     Property and equipment acquisitions totaled $10.9 million and $5.0 million in the three months ended March 31, 2014 and 2013, respectively. Our principal property and equipment acquisitions were for manufacturing or engineering development equipment, tooling, building and leasehold improvements and the acquisition of computer systems and software applications. The decrease in cash used for investing activities the three months ended March 31, 2014 was mainly due to $55.3 million that was used in the purchasing of bank deposits during the three months ended March 31, 2013.

Cash flows from financing activities

     Net cash used in financing activities in the three months ended March 31, 2014 was $0.9 million compared to $4.6 million that was provided in the three months ended March 31, 2013. The decrease was mainly due to lower proceeds from exercise of stock options and a reduction in realized excess tax benefits from stock issued under employee benefit plans as well as cash payment of $2.2 million in connection with acquisition of non-controlling interest. Exercises of stock options and the related excess tax benefit provided cash of $1.3 million in the three months ended March 31, 2014 compared to $4.6 million in the three months ended March 31, 2013.

Capital resources and capital expenditures

     Our total current assets amounted to $871.5 million at March 31, 2014, most of which consisted of cash and cash equivalents, short-term bank deposits, accounts receivable, and inventories. Total current liabilities amounted to $158.7 million. Cash and cash equivalents are primarily held in banks in Israel, Switzerland and the U.S., with only minor amounts subject to any restrictions on movement of balances within the Company and our subsidiaries.

Revolving credit facility

     Pursuant to a credit agreement, dated November 7, 2013, with Bank of America, N.A., or BofA, as administrative agent and swing line lender, and the other lenders party thereto, our company (via Stratasys International Ltd., our wholly-owned subsidiary, which serves as borrower) has in place a five year revolving credit facility in an aggregate principal amount of up to $250 million. The revolving credit facility permits swing line loans of up to the lesser of: (1) $25 million and (2) the aggregate commitments of all of the lenders. All of the obligations under the credit agreement are unconditionally guaranteed by our company and by our (and the borrower’s) active U.S. and Israeli subsidiaries (excluding, through the end of 2014, MakerBot and its subsidiaries).

     The credit agreement contains customary representations and warranties, and affirmative and negative covenants. The negative covenants include, without limitation, restrictions on indebtedness, liens, investments, and certain dispositions. The negative covenants are each subject to a number of specific exceptions, as well as broader exceptions which are a function of our consolidated financial status. These broader exceptions include, among other things, the ability of our company, the borrower, or any of their subsidiaries to make investments, consummate acquisitions (as such terms are defined in the credit agreement), and incur additional unsecured indebtedness in the form of convertible unsecured bonds or similar convertible securities, as long as certain conditions are met. We believe that we were in compliance with the affirmative covenants under the credit agreement as of March 31, 2014.

     As of March 31, 2014, we had not drawn upon the revolving credit facility.

     For a more complete description of the credit facility, please see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Revolving Credit Facility” in our Annual Report on Form 20-F for the year ended December 31, 2013.

     We believe that we will have adequate cash and cash generated from operating activities to fund our ongoing operations for the next 12 months. We may make investments in fixed assets, process improvements, information technology, or IT, and human resource development activities that will be required for future growth.

     The initial MakerBot merger consideration was in the form of issuance of our ordinary shares. MakerBot shareholders could also qualify for two earn-out payments, the first for the six month period ended December 31, 2013, which amounted to $10.8 million and which was paid in cash during April 2014, and a second earn-out period for which MakerBot shareholders could qualify for up to 0.8 million shares depending on the level of achievement of financial metrics for the year ended December 31, 2014. The value of any shares earned will be equal to the price of Stratasys ordinary shares on the date the amount of shares is determined. For example, had the maximum of 0.8 million shares been earned for the second earn-out period and based on the Company share price, the value would have been $85.3 million in aggregate. The earn-out payments would be made in issuance of our shares or in cash, or a combination thereof, at our discretion. Certain MakerBot employees participate in a performance bonus plan in connection with the MakerBot transaction. Participating employees are entitled, contingent on certain continuing employment conditions, to bonus payments that in the aggregate will equal dollar-for-dollar, the actual amounts determined in the earn-out calculation. The $10.8 million bonus earned for the first earn-out period and any bonus earned in the second earn-out period will be paid upon vesting, with the issuance of our shares or in cash, or a combination thereof, at our discretion.

     As discussed in note 2 to the condensed consolidated financial statements, we signed a definitive agreement to acquire Solid Concepts in April 2014. Under the terms of the definitive agreement, we can pay the purchase price in cash, by the issuance of our shares or a combination of the two at our discretion. We believe that our existing cash reserves and our revolving credit facility will be adequate to permit us to make the cash payments if we choose to pay the purchase price in cash. As part of our business strategy, we plan to consider and, as appropriate, make acquisitions of other businesses, products, product rights or technologies. Our cash reserves, revolving credit facility and other liquid assets may be inadequate to consummate such acquisitions and it may be necessary for us to issue shares or raise substantial additional funds in the future to complete future transactions. In addition, as a result of our acquisition efforts, we are likely to experience significant charges to earnings and significant cash outflows for mergers and related expenses (whether or not our efforts are successful) that may include transaction costs, closure costs or costs of restructuring activities.

Critical Accounting Policies

     We have prepared our consolidated financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America. This has required us to make estimates, judgments, and assumptions that affected the amounts we reported. Actual results may differ from those estimates. To facilitate the understanding of our business activities, certain accounting policies that are important to the presentation of our financial condition and results of operations and that require management’s subjective judgments are described in our Annual Report on Form 20-F for the year ended December 31, 2013. We base our judgments on our experience and various assumptions that we believe to be reasonable under the circumstances.

Forward-looking Statements and Factors That May Affect Future Results of Operations

     Certain information included in or incorporated by reference into the Form 6-K may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words “may,” “will,” “could,” “should,” “expect,” “anticipate,” “intend,” “estimate,” “believe,” “project,” “plan,” “assume” or other similar expressions, or negatives of those expressions, although not all forward-looking statements contain these identifying words.

     These forward-looking statements may include, but are not limited to, statements regarding our future strategy, future operations, projected financial position, proposed products, estimated future revenues, projected costs, future prospects, the future of our industry and results that might be obtained by pursuing management’s current plans and objectives.

     You should not place undue reliance on our forward-looking statements because the matters they describe are subject to certain risks, uncertainties and assumptions that are difficult to predict. Our forward-looking statements are based on the information currently available to us and speak only as of the date of this Form 6-K. Over time, our actual results, performance or achievements may differ from those expressed or implied by our forward-looking statements, and such difference might be significant and materially adverse to our shareholders. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

     Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

  our ability to continue efficiently and successfully integrate the operations of Stratasys, Inc. and Objet Ltd. after their merger as well as Makerbot, Solid Concepts and Harvest Technologies after their acquisition and to success fully establish and execute effective post-acquisition integration plans;

  the overall global economic environment;

  the impact of competition and new technologies;

  general market, political and economic conditions in the countries in which we operate;

  projected capital expenditures and liquidity;

  changes in our strategy;

  government regulations and approvals;

  changes in customers’ budgeting priorities;

  litigation and regulatory proceedings; and

  those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2013, as well as in that annual report generally.

     Readers are urged to carefully review and consider the various disclosures made throughout the Form 6-K of which this Operating and Financial Review is a part, our Annual Report on Form 20-F for the year ended December 31, 2013, and in our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT RISK

     Reference is made to "Quantitative and Qualitative Disclosures About Market Risk" (Item 11) in our Annual Report on Form 20-F for the year ended December 31, 2013.

LEGAL PROCEEDINGS

     We are subject to various litigation and other legal proceedings. For a discussion of certain of these matters that we deem to be material to the Company, see Note 9-"Contingencies" in the notes to our unaudited consolidated financial statements attached as Exhibit 99.1 to the in this Report on Form 6-K.